Exhibit 99.1

H World Group Limited Announces Changes in Board Composition

SHANGHAI, China, July 2, 2024 (GLOBE NEWSWIRE) -- H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World” or the “Company”), a key player in the global hotel industry, today announced that (i) Mr. Shangzhi Zhang will step down as a director of the board of directors of the Company (the “Board”) and serve as an observer of the Board, effective from July 2, 2024, and (ii) Ms. Jie Zheng, a senior advisor of the Company and a supervisory board member of Steigenberger Hotels GmbH, a subsidiary of the Company, will serve as an executive director of the Board, effective from the same date.

Ms. Zheng has over 20 years of leadership experience across automotive and hospitality sectors both in China and internationally. Ms. Zheng is currently a venture partner of Peeli Ventures, where she provides management consulting for portfolio companies in consumer goods and MarTech industries. She served as the chief strategist of H World from October 2019 to September 2020. Ms. Zheng rejoined H World in January 2023 as a senior advisor and has served as a supervisory board member of Steigenberger Hotels GmbH since November 2023. From October 2010 to April 2019, Ms. Zheng held various positions within Fiat Chrysler Automobiles Group in China (“FCA China”), including chief executive officer of FCA China (currently known as Stellantis) and general manager of GAC Fiat Chrysler Automobiles Sales Co., Ltd. Prior to that, she served as the vice president of marketing in Chrysler Group China Sales Ltd. from May 2008 to October 2010, the vice president of communications of Honeywell (China) Co., Ltd. from January 2007 to May 2008, the vice president of global public affairs and communications of OnStar Corporation (a subsidiary of General Motors) in the U.S. from October 2005 to January 2007, the assistant manager, senior manager and director, successively, of public affairs and communications of General Motors China Inc. from January 1997 to September 2005, and a business reporter of China Daily and Shanghai Star from July 1993 to January 1997. Ms. Zheng obtained her bachelor’s degree in international journalism from Shanghai International Studies University in 1993, master’s degree of business administration from Rutgers University in 2004, master’s degree in psychology from Arizona State University in 2023 and is currently pursuing her PhD degree in psychology from California Institute of Integral Studies. Ms. Zheng was awarded the Most Influential Business Women in China by Fortune in 2011, 2014, 2017 and 2018, respectively. She has also received Mulan Award for Top Business Women in China by China Entrepreneur for six consecutive years since 2013.

Mr. Qi Ji, the Company’s founder and the executive chairman of the Board, commented, “I would like to congratulate Jie on her new role as an executive director of the Board. We are certain that Jie’s strong leadership, together with her extensive expertise and experiences in various industries, will be valuable to the Board. On behalf of the Company, I would also like to express my sincere gratitude to Mr. Shangzhi Zhang for his dedication, commitment and significant contributions over the years as a member of the Board.”

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of March 31, 2024, H World operated 9,817 hotels with 955,657 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of March 31, 2024, H World operates 11 percent of its hotel rooms under the lease and ownership model, and 89 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

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